

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 20, 2010

Gunther Than
Chief Executive Officer
View Systems, Inc.
1550 Caton Center Dr., Suite E
Baltimore, MD 21227

> **RE:** **View Systems, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009, as amended**
> **File No. 000-30178**

Dear Mr. Than:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/ Robert Bartelmes

for Larry Spirgel
Assistant Director

cc: By facsimile to (786) 787-0456
Russell C. Weigel III, Esq.